UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42885

Agroz Inc.

(Translation of registrant's name into English)

No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara,

47810 Petaling Jaya, Selangor, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 19, 2026, Agroz Inc.’s (the “Company”) auditor, SFAI Malaysia PLT (“SFAI”), resigned. There have been no disagreements with SFAI on matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of SFAI would have caused SFAI to make reference to such matter in connection with its report. SFAI’s report on the financial statements for the past year contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

Agroz has furnished SFAI with a copy of the foregoing disclosure and requested SFAI to furnish it with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the foregoing statements. A copy of the letter of SFAI to the U.S. Securities and Exchange Commission, dated September 3, 2026, is attached as an exhibit hereto.

On August 19, 2026, the Company engaged Golden Eagle CPAs LLC (“Golden Eagle”) as its auditor. During the two fiscal years ended December 31, 2025 and December 31, 2024 and through August 19, 2026, the Company did not consult with Golden Eagle regarding any of the following:

The application of accounting principles to a specific transaction, either completed or proposed; the type of audit opinion that might be rendered on the Company’s financial statements, and none of the following was provided to the Company: (a) a written report, or (b) oral advice that Golden Eagle concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issue; or any matter that was subject of a disagreement , as that term is defined in Item 16F of Form 20-F.

SUBMITTED HEREWITH

EXHIBIT

16.1	Letter from SFAI

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agroz Inc.

/s/ Gerard Kim Meng Lim
Gerard Kim Meng Lim, Chief Executive Officer
Date: September 3, 2026

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